Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

June 23, 2022

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 26, 2022, with respect to the Registration Statement and the Trust’s proposed new series, Elevate Shares 2X Daily METV ETF (Ticker: FBFB) and the Elevate Shares 2X Daily BETZ ETF (Ticker: BETX) (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	We note that the Funds seek two times (2X) the performance of the Underlying ETFs, which are relatively new ETFs. Given the lack of data available regarding how the Underlying ETFs may trade in various market conditions, please consider the need for more detailed risk disclosure about potential volatility, roll costs, and similar risks.

Response: The Trust confirms that more detailed risk disclosure about potential volatility, roll costs, and similar risks has been added to the Prospectus.

2.	Provide each Fund’s completed Fees and Expenses Table and Expense Example prior to effectiveness. Also, to the extent there will be a line item for “Other Expenses” please explain how such expenses were estimated and how it was determined to be a reasonable estimate of each Fund’s expenses for the current fiscal year.

Response: Each Fund’s completed Fees and Expenses table and Expense Example is as shown in the attached Appendix A. The Trust and the investment adviser to the Funds have agreed to employ a “unitary” fee structure. In consideration of each Fund’s fee structure, anticipated investments and operations, “Other Expenses” are expected to be zero for the initial fiscal period for each Fund.

Principal Investment Strategies

3.	Supplementally explain the mechanics of how the swap agreements will work with the Funds’ Underlying ETFs as it relates to a Fund’s pricing. (For example, presumably a Fund’s price is based on the Underlying ETF’s 4:00 p.m. NAV strike, how does this flow to the Fund’s NAV and share price.) Confirm that the Funds will use day of pricing.

Response: Each Fund’s NAV is based upon the net asset value of all of its assets, including the value of the swap agreements in which it invests.

For the Elevate Shares 2X Daily METV ETF, while the value of the Fund’s swaps is dependent on the value of the Roundhill Ball Metaverse ETF, the Fund’s valuation of the swaps will be on the market value of the Roundhill Ball Metaverse ETF’s at its market closing price and not the Roundhill Ball Metaverse ETF 4:00 p.m. NAV strike price. The Fund confirms that it will use this day of market closing Roundhill Ball Metaverse ETF price in the calculation of the Fund’s NAV.

Likewise, for the Elevate Shares 2X Daily BETZ ETF, while the value of the Fund’s swaps is dependent on the value of the Roundhill Sports Betting & iGaming ETF, the Fund’s valuation of the swaps will be on the market value of the Roundhill Sports Betting & iGaming ETF at its market closing price and not the Roundhill Sports Betting & iGaming ETF’s 4:00 p.m. NAV strike price. The Fund confirms that it will use this day of market closing Roundhill Sports Betting & iGaming ETF price in the calculation of the Fund’s NAV.

4.	Explain supplementally in correspondence whether you have had discussions with potential swap counter parties already and what sort of margin requirements are being considered. Discuss in the correspondence any impact margin requirements are expected to have on the ability of the Funds to implement their strategy.

Response: The Trust confirms that it has engaged in discussions with potential swap counterparties and it does not currently expect any margin requirements to have a material impact on the implementation of either Fund’s investment strategy. The Trust expects the margin requirements to be approximately 25-30%, in which the initial mark-to-market value of the margin related to the swap value is expected to be sufficient to meet each Fund’s desired investment exposure.

5.	The second paragraph repeats information contained in the first paragraph. Consider whether the second paragraph can be truncated.

Response: The Fund has reviewed the second paragraph under “Principal Investment Strategies” for each Fund and agrees that there is significant overlap with the contents of the first paragraph. The second paragraph has been truncated accordingly.

6.	Explain supplementally, including hypothetical calculations, how each of the Funds anticipates being able to achieve its respective objective while remaining in compliance with Rule 18f-4 value at risk (“VaR”) tests.

Response: Each Fund intends to comply with the requirements of Rule 18f-4 under the 1940 Act. Each Fund’s portfolio transactions will be conducted pursuant to the Trust’s written derivatives risk management program (the “Program”), as approved by the Trust’s Board of Trustees (the “Board”), which includes policies and procedures that are reasonably designed to manage the risks of each Fund’s usage of derivatives, as required by Rule 18f-4. The Program is administered and overseen by a derivatives risk manager that has been designated by the Board. Pursuant to the requirements of the Program, the derivatives risk manager has identified and provided an assessment of each Fund’s derivatives usage and risks as they pertain to the relevant Fund’s usage of swaps, and any other derivatives, as applicable. The Program provides risk guidelines that, among other things, consider and provide for (1) limits on each Fund's derivatives exposure; (2) monitoring and assessment of each Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of each Fund's counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the Program provides for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Funds, for analysis and monitoring by the Funds’ derivatives risk manager.

In accordance with the Staff’s comment, the Funds will provide under a separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction.

7.	Supplementally confirm that there has been no, and will not in the future be, any direct communication between (a) the Funds and/or their adviser and (b) the Underlying ETFs and/or their adviser, about the Underlying ETFs’ composition.

Response: The Trust so confirms. The Trust notes that Roundhill Financial Inc. (“Roundhill”), which serves as the investment adviser to each of the Underlying ETFs, will be the fund sponsor for each of the Funds. In addition, the Trust notes that Roundhill does not exercise discretionary authority with respect to the investments of the Underlying ETFs.

Each of the Underlying ETFs employs a passive strategy to track a rules-based underlying index and generally uses a replication strategy to invest in all of the component securities of the applicable underlying index. Each of the Underlying ETFs employs an investment sub-adviser, Exchange-Traded Concepts, LLC, that is responsible for trading portfolio securities for the Underlying ETF, including selecting broker-dealers to execute purchase and sale transactions or in connection with any rebalancing or reconstitution of the applicable underlying index.

8.	Supplementally advise:
a.	How many swap counterparties are anticipated?

b. How will these counterparties hedge their exposure?

c. What happens if a counterparty terminates the relationship if there only a few counterparties?

d. Based on preliminary discussions, are there any concerns regarding these issues?

Response:

(a)	The Funds’ Adviser initially expects to trade with at least two (2) swap counterparties for each Fund, each of which will be subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association. The Adviser evaluates and monitors the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.
(b)	The Funds expect their swap counterparties, which will be major global financial institutions, to hedge their exposure after entering into swap agreements with a Fund in accordance with applicable federal law. The Funds expect each swap counterparty to simultaneously hedge itself by entering into a position opposite to the Roundhill Ball Metaverse ETF (for the Elevate Shares 2X Daily METV ETF) and Roundhill Sports Betting & iGaming ETF (for the Elevate Share 2X Daily BETZ ETF), as applicable, in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received from the respective Fund and the cost of this hedge. These hedging positions can either be in the form of the Underlying ETFs themselves and/or the securities which represent the portfolio exposure of the Underlying ETFs.
(c)	If a counterparty terminates its relationship with a Fund, the Fund expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event a Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of a market participants, the Fund and its Board of Trustees will make a determination on the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.
(d)	The Funds do not currently have any concerns regarding any of these issues based on preliminary discussions with counterparties and evaluations of the Funds’ investment strategies.
9.	Supplementally explain the material terms of the swap agreements and discuss how such terms are designed to enable you to meet applicable regulatory requirements, such as the liquidity rule.

Response: Each Fund’s use of swap agreements will enable the Fund to meet the requirements of the liquidity rule, Rule 22e-4 under the 1940 Act, due to the daily structure of the swap agreements. That is, each Fund’s swaps will be structured as a series of daily swaps - with each day’s swap agreement(s) being transacted in the appropriate size and strike price to adjust for both the mark-to-market value of the referenced Underlying ETF and any creation/redemption activity in the applicable Fund. By doing so, the swap counterparties fully expect and understand that each swap is for the term of one day with no obligation whatsoever to “roll” that swap to the next day in any size. Therefore, in the extreme case in which a Fund is fully redeemed in a single day, any existing swaps would simply mature, and no new swaps would be transacted.

10.	The discussion regarding the weighting of company categories on a tiered basis is complicated. Please consider simplifying the explanation and consider clarifying the expected composition of each Underlying ETF’s portfolio.

Response: The Trust respectfully declines to revise the disclosure relating to the tiering of companies that may be included in the applicable underlying index for each Underlying ETF. The Trust believes the description of each underlying index methodology is a plain English description. The Trust further notes that the disclosure is a replication of the underlying index methodology description included in the prospectus for each Underlying ETF, which was previously subject to staff review.

Principal Investment Risks

11.	Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net assets, yield, and total return. Please note that after listing the most significant risks to a Fund, other principal risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure. Accordingly, delete references stating that the principal risks are stated in alphabetical order.

Response: Each Fund has re-ordered its risk disclosures accordingly.

12.	With respect to “Compounding and Market Volatility Risk” disclosure:
a.	Consider titling the table “Hypothetical Returns” rather than “Estimated Returns” for clarity.
b.	Clarify the heading for the second column “Double (2X) of the One Year” because it appears that this column does not even contain hypothetical returns.
c.	One of the assumptions is that “borrowing/lending rates (to obtain leveraged exposure) [are] 0%.” Explain in correspondence how you determined that a borrowing rate of 0% was an appropriate assumption.
d.	Disclose, if true, that borrowing costs are likely to increase with volatility.

Response:

(a)	Each Fund has retitled the table “Hypothetical Returns.”

(b)	Each Fund has revised the heading for the second column as suggested.

(c)	The Adviser notes that the assumption of a borrowing rate of zero is the standard approach that is used in prospectus hypotheticals for leveraged ETF products, therefore the disclosure is consistent with the norm. In addition, the Adviser believes that the assumption of a zero borrowing rate is appropriate for the following reasons: (i) the effect of borrowing rates is de minimis especially in terms of illustrating the relationship with regard to volatility levels, which is the purpose of this hypothetical example; (ii) borrowing rates can vary and are impacted by many factors which are impossible to predict; and (iii) by assuming zero as the borrowing rate, the table presents the cleanest illustration of the effects of volatility in a manner that the Adviser believes is most easily understood by Fund shareholders and prospective investors.

(d)	The Adviser agrees that increased volatility can increase borrowing rates. However, borrowing rates are impacted by many factors and therefore we do not believe it is appropriate to isolate for only that one factor.
13.	With respect to Metaverse Investments and Sector Risks, given the Elevate Shares 2X Daily METV ETF’s strategy to focus on these types of investments, consider moving this risk disclosure to a more prominent location. See Rule 421: “The information required in a prospectus need not follow the order of the items or other requirements in the form. Such information shall not, however, be set forth in such fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading.”

Response: While the Fund does not believe the “Metaverse Investments and Sector Risks” disclosure was presented in such a manner as to be inconsistent with the requirements of Rule 421 under the Securities Act of 1933, as amended, the

Fund confirms that the “Metaverse Investments and Sector Risks” disclosure has been relocated to a more prominent position.

Additional Information About the Funds

14.	Explain how the Funds’ use of temporary defensive strategies would be consistent with Funds’ strategies. Given each Fund’s stated strategy to track the corresponding Underlying ETF, explain in more detail the situations in which each Fund may take temporary defensive strategies.

Response: Each Fund pursues its investment objective regardless of the market conditions and does not generally take temporary defensive positions. We agree that if a Fund were to take a temporary defensive position, it may not meet its investment objective during such periods. As a result, we have removed the temporary defensive strategies discussion from the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Completed Fees and Expenses table and Expense Example - Elevate Shares 2X Daily METV ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.59%
Total Annual Fund Operating Expenses	1.54%
(1)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$157	$486

Appendix A

(Continued)

Completed Fees and Expenses table and Expense Example – Elevate Shares 2X Daily BETZ ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.75%
Total Annual Fund Operating Expenses	1.70%
(1)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$173	$536